Brandes Investment Trust
11988 El Camino Real, Suite 500
San Diego, CA  92130

January 30, 2009

Brandes Investment Partners, L.P.
11988 El Camino Real, Suite 500
San Diego, CA  92130

Ladies and Gentlemen:

This will confirm that the Amended and Restated Expense Limitation and Reimbursement Agreement between us dated October 1, 2008, has been further amended to extend the term of the Agreement to January 30, 2010 and shall continue in effect thereafter for additional periods not exceeding one (1) year so long as such continuation is approved at least annually by Brandes Investment Partners, L.P., and the Board of Trustees of the Trust.  Except as set forth herein, the letter agreement remains in full force and effect.

Please sign this letter below to confirm our agreement regarding this matter.

Very truly yours,

President

Agreed:

Brandes Investment Partners, L.P.

By:
Managing Partner